Exhibit 12.1

Integra LifeSciences Holdings Corporation

Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Nine Months Ended	Years Ended December 31,
	September 30, 2013	2012	2011	2010	2009	2008
Earnings from continuing operation before taxes	(37,915)	52,029	28,494	82,114	73,152	18,535
Fixed charges excluding capitalized interest	17,038	24,965	29,964	20,400	25,257	31,557

Earnings before income taxes and fixed charges	(20,877)	76,994	58,458	102,514	98,409	50,092

Fixed Charges
Interest Expense	15,081	22,237	27,640	18,356	23,227	30,085
Capitalized Interest	2,225	3,833	—	—	—	—
Rental Factor	1,957	2,728	2,324	2,044	2,030	1,472

Total Fixed Charges	19,263	28,798	29,964	20,400	25,257	31,557

Ratio of Earnings to Fixed Charges (1)	(2)	2.7x	2.0x	5.0x	3.9x	1.6x

(1)	The ratios of earnings to fixed charges have been computed on a consolidated basis by dividing earnings from continuing operations before income taxes and fixed charges by fixed charges. Fixed charges consist of interest on debt and a factor for interest included in rent expense. Income from continuing operations before income taxes has the meaning as set forth in our Consolidated Statement of Income included in our report on Form 10-K for the year ended December 31, 2012.
(2)	Fixed charges exceeded earnings from continuing operations before income taxes and fixed charges by $41.1 million for the nine months ended September 30, 2013.